SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                               DermaRx Corporation
               ---------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
               ---------------------------------------------------
                         (Title of Class of Securities)


                                    249828104
                                    ---------
                                 (CUSIP Number)

                 Peter E. Calamari, Hertzog, Calamari & Gleason
                       100 Park Avenue, New York, NY 10017
                                 (212) 481-9500
               ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 5, 1998
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 249828104                                        Page 2 of 5 Pages
-------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         David H. Russell

-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                              (b) __
-------------------------------------------------------------------------------
(3)      SEC USE ONLY
-------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS    pf
-------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                  ---
-------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
-------------------------------------------------------------------------------
NUMBER OF     (7) SOLE VOTING POWER        2,300,000
SHARES      -------------------------------------------------------------------
BENEFICIALLY  (8) SHARED VOTING POWER
OWNED BY    -------------------------------------------------------------------
EACH          (9) SOLE DISPOSITIVE POWER   2,300,000
REPORTING    ------------------------------------------------------------------
PERSON WITH  (10) SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON  2,300,000
-------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                  ---
-------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             26.5%
-------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

                                                              Page 3 of 5 Pages

Item 1. Security and Issuer. This Amendment No. 1 to Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Common Stock"), issued by DermaRx Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 284 Jackson Street, Denver, Colorado 80206.


Item 2. Identity and Background.

     (a) This Amendment No. 1 to Schedule 13D is being filed by David H. Russell (the "Reporting Person").

     (b) The Reporting Person's business address is: 45 Park Place South, Suite 103, Morristown, New Jersey 07960.

     (c) The Reporting Person is a private investor.

     (d) The Reporting Person has not within the last five years been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not within the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a United Stated citizen.


Item 3. Source and Amount of Funds or Other Consideration. On each of February 26, 1998 and May 5, 1998, the Reporting Person purchased an additional 500,000 shares (the "Shares") of Common Stock at an aggregate purchase price of $100,000. The Shares were acquired directly from the Company in a private transaction for cash paid out of the Reporting Person's personal funds.


Item 4. Purpose of Transaction. The Reporting Person purchased the Shares for investment purposes.

     The Reporting Person has no plans or proposals which relate to or would result in any of the action specified in clauses (a) through (j) of Schedule

                                                              Page 4 of 5 Pages

13D, except that the Reporting Person continues to have the right to designate one person to serve as a director on the Board of Directors of the Company.


Item 5.  Interest in Securities of the Issuer.

     (a) As of May 28, 1998, the Reporting Person owned 2,300,000 shares of Common stock, representing approximately 26.5% of the shares of Common Stock outstanding.

     (b) The Reporting Person has sole power to vote and to direct the vote of all the Shares.

     (c) See Item 3 of this Amendment No. 1 to Schedule 13D.

     (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The Reporting Person and DermaRx Corporation are parties to a Common Stock Purchase Agreement, dated November 9, 1995. Such agreement provides for the right to designate one director on the Board of Directors of the Company, as described in Item 4 of this Amendment No. 1 to
Schedule 13D, and for rights to register, under certain circumstances, the Shares under the securities Act of 1933.


Item 7.  Material to be filed as exhibits.

         Not applicable

                                                              Page 5 of 5 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 1998



                                  By:    David H. Russell
                                     ----------------------------------
                                         David H. Russell